INVEST IN **AICELLA, INC**

Pioneering advancements in the cancer cell therapy landscape through cutting-edge AI/ML platforms



WELCOME TO
AICELLA INC
DE-RISKING CELL THERAPY R&D
At Aicella, we're at the forefront of revolutionizing CAR-T therapy development. The soaring demand for personalized cancer treatments has propelled us to create innovative tools that streamline processes, reduce bottlenecks, and significantly enhance patient outcomes. Our Insights™ data dashboard stands as a beacon of efficient process design and analysis, catering to the evolving needs of the global CAR-T therapy market.
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aicella.io San Diego, CA

Highlights

1. We have a highly-qualified, devoted team with experience making real-world innovation in PD and AI.

2. We have an MVP that is receiving positive feedback from end users.

Featured Investor

Huong Tran Follow
Syndicate Lead

Invested $5,000

"Cancer has affected my life deeply, just as it has for many others. When I was in my twenties, my beloved aunt, who was as dear to me as my mother, was diagnosed with breast cancer. The news shattered me. The thought of losing my aunt, who had been my rock throughout my life, was overwhelming. She fought bravely, undergoing surgery, and enduring many rounds of chemotherapy and radiation, but her aggressive cancer did not respond to treatment. She passed away in July 2016 at 60 years old. Later, when I learned about the successes of cell therapy in treating patients who were critically ill, I couldn't help but wonder if it could have saved my aunt if it had been available to her. Discovering AiCella's work using AI to help in advancing and making these therapies more widely available struck a deep and personal chord. Investing in AiCella means more to me than just financial contribution; it's a tribute to my aunt's memory and a step forward in the fight against cancer."

Our Team

Geoffrey Stephens CEO

Geoffrey Stephens, PhD, Founder and CEO, has over 20 years of experience in biotechnology, specializing in T cell-based therapies and Data Science. Dr. Stephens has numerous peer-reviewed publications in the fields of Immunology, Cancer, and Data Science.

Cliona Rooney, PhD Advisor

Cliona Rooney, PhD, is a Professor in the Center for Cell and Gene Therapy (CAGT) and in the Departments of Pediatrics, Molecular Virology, and Immunology at Baylor College of Medicine and the directs the Translational Research Laboratories of the CAGT.

Mark Hazeltine Advisor

Mark led and executed multiple growth initiatives that increased the company's revenue, market share, and customer satisfaction. Some of his notable achievements include co-launching his company's IPO and securing multiple strategic partnerships.

Ron Rocca Advisor

Mr. Rocca brings over two decades of biotech, Pharma and diagnostics industry experience, including eleven years of developing and commercializing diagnostic products for autoimmune-related diseases

diagnostic products for autoimmune related diseases.



Mike Howell, PhD Advisor

Dr. Howell is an immunologist with more than 20 years of experience in research and development and highlighted by the advancement of more than 10 novel clinical therapies. He has >10 patents on patient stratification and personalized medicine strategies.



We're harnessing the power of AI to solve cancer.
AiCella Inc

Mission

To be at the forefront of revolutionizing cell-based immune therapies for cancer treatment by creating innovative tools that streamline manufacturing processes, reduce bottlenecks, significantly enhance patient outcomes, and costs.

AiCella

Imagine a world where the power of AI technology is harnessed to revolutionize the fight against cancer.

At AiCella, we're turning this vision into reality by pioneering the cell therapy landscape with our cutting-edge AI platform, aimed at making cancer cell therapies more effective, faster to produce, and more accessible to patients worldwide.

Cancer Cases Are On the Rise (US)

- 2,001,140 new cancer cases
- 611,720 cancer deaths



Estimated Cancer Cases and Death in the U.S.*
SINCE 2007
Cases
Deaths
Patients
Year
*American Cancer Society

Our Vision

The InsightsTM tool is the cornerstone of AiCella's comprehensive offering, designed to meet the needs of both academic and industry customers through an integrated partnership. This partnership is anchored by the AiCella InsightsTM Data Dashboard, an interactive AI/ML platform that provides a succinct summary of critical process parameters correlated with patient responses.

Key components of our vision include:

- **Good Manufacturing Practices (GMP) Compliance:** Our process development is conducted with GMP in mind, ensuring that cell therapy manufacturers can smoothly transition therapies from the bench to the bedside.
- **Verification of AI Models:** While we trust in the power of our AI, we also verify AI-generated process models in our own lab, providing a crucial link between theoretical models and real-world application.
- **Standard Operating Procedures (SOPs):** We provide SOPs with recommended best practices, serving as essential blueprints for companies to scale their manufacturing processes from R&D to clinical application.
- **Streamlined Transition to Production:** Our platform assists in transferring

- **Streamlined Transition to Production:** Our platform assists in transferring AI-generated procedures from the R&D team to production, saving valuable time and resources.
- **Investigational New Drug (IND) Application Support:** AiCella supports partners in filing their IND applications, marking the first step in moving a therapy from R&D to clinical trials.
- **Intellectual Property Filing Support:** Based on InsightsTM-driven elucidation of process development, we supply AI models as computer files that can be utilized for intellectual property filings.



cGMP-oriented process development

AiCella specializes in the development of cell therapy processes that adhere to Current Good Manufacturing Practices (cGMP) standards. Our team of experts ensures that every step of the process is designed and optimized to meet regulatory requirements, ensuring the safety and quality of cell therapies intended for cancer treatment.



Market Value (USD Billion)
100
90
80
70
60
50
40
30
20
10
0
10.3
12.9
16.2
20.8
27
35.2
47.2
64.2
88.5
2024
2025
2026
2027
2028
2029
2030
2031
2032

The Global T Cell Therapy Market Is Expected to Grow from $10.3B to $88.5B by 2032.

How CAR-T Therapies Work



Remove blood from patient to get T cells
T cell
Make CAR T cells in the lab
Insert gene for CAR
T cell
Chimeric antigen receptor (CAR)
CAR T cell
CAR T cells bind to cancer cells and kill them
Cancer cell
Antigens
CAR T cell
Grow millions of CAR T cells
Infuse CAR T cells into patient
Cancer cell

T cell therapies represent a groundbreaking class of treatments with the potential to combat cancer more effectively than ever before.

With seven recent FDA approvals underscoring the scientific community's enthusiasm, the global T cell therapy market is poised for explosive growth, expected to surge from $10.3 billion to $88.5 billion by 2032. Despite these advances, the complexity and cost of cell therapy production remain significant hurdles.

Patient Focused AI



AiCella Verify™
AiCella Insights™

At the heart of AiCella's mission is "Insights," our AI software solution designed to transform the complex process of cell therapy production. By analyzing hundreds of parameters, our AI platform identifies the critical factors that

hundreds of parameters, our AI platform identifies the critical factors that dictate the success of cell therapies in patients.

This not only accelerates the development process but also significantly reduces costs, making these life-saving treatments more accessible.

About Me







Exagen
NIH National Institute of Allergy and Infectious Diseases
TESSA THERAPEUTICS
AstraZeneca
immatics
MedImmune
A member of the AstraZeneca Group
Geoffrey Stephens, PhD - Molecular Medicine,
Founder & CEO, AiCella
• 20+ Years of Biotech Industry Experience
• Data Science Certificate, Johns Hopkins University
• Assoc. VP of R&D, Exagen Inc.
• Head of Process Development, Tessa Ltd.
• Director of Product Science, Immatics USA
• Senior Scientist, MedImmune/AstraZeneca
• Post-doctoral fellow, NIH/NIAID

Seasoned Strategic Team









Mindera Health
zurabio
Cliona Rooney, PhD
• Professor, Baylor College of Medicine
• A leading expert in virus-specific T cells for treatment of viral diseases
• Pediatrics-Hem-Onc Cell and Gene Therapy (CAGT) Group) Baylor College of Medicine Houston, TX US
Ron Rocca
• President & CEO, Mindera Health
• President & CEO, Exagen Inc.
• Entrepreneur
• Investor
Mike Howell, PhD
• CSO & Co-founder, Zurbio
• Entrepreneur
• Investor
Mark Hazeltine, MBA
• COO & CBO, Exagen
• Director, Kyocera
• Investor

Our Team

AiCella is led by a team of seasoned experts, each bringing a wealth of experience and dedication to the fight against cancer:

- Geoffrey Stephens, PhD, Founder and CEO, has over 20 years of experience in biotechnology, specializing in T cell-based therapies and Data Science.
- Cliona Rooney, PhD, is a world-renowned expert in T cell therapy with more than 30 years of experience, contributing deep scientific knowledge and research expertise.
- Mark Hazeltine, MBA, is a proven and principled executive leader with over 25 years of multi-functional experience in the healthcare and technology industries.
- Mike Howell, PhD, is an immunologist with more than 20 years of experience in research and development, highlighted by the advancement of more than 10 novel clinical therapies.

Collectively, our team has over 100 years of industry experience, making us a formidable force in solving the challenges that cancer cell therapy companies face.





biolabs
San Diego

biolabs

Biolabs, San Diego

AiCella, Inc is headquartered at BioLabs in San Diego, California. In close proximity to the UCSD campus, Biolabs San Diego location puts it right in the middle of a major hub for biotechnology and life sciences. Biolabs pioneered the lab co-working concept and has built a global network of 14 co-working laboratory facilities. The Biolabs site combines fully equipped, permitted, and staffed co-working lab and office facilities, community-building programming, and unparalleled social and networking opportunities.

Our Solutions

AiCella offers a comprehensive suite of tools and services to de-risk and streamline the process development of cancer cell therapies:

- **AI-Powered Insights:** Our platform uncovers critical process parameters, reducing time, effort, and expense in therapy development.
- **Data Dashboard:** An elegant, user-friendly interface provides explainable AI outputs, simplifying process optimization and regulatory compliance.
- **Wet Lab Confirmation:** We validate AI predictions with state-of-the-art lab facilities in San Diego, ensuring the reliability of our insights.
- **Process Development Support:** From Standard Operating Procedures (SOPs) to Investigational New Drug (IND) filing assistance, we offer end-to-end support to transition therapies from bench to bedside.

Patent Pending Platform

A provisional patent application titled "USING MACHINE LEARNING TO PREDICT CELL THERAPY CHARACTERISTICS" (U.S. Patent Application No. 18/633,930) the InsightsTM platform has been filed with the USPTO.

Target Markets



Target Company Profile	Initial Targets
R&D to Phase I/II stage companies or academic institutions looking to commercialize	• The 45 CAR-T/TIL/NK-CAR development companies –667 ongoing clinical trials • Cell therapy equipment manufacturers

Target Customers and Revenue Streams

AiCella targets R&D to Phase I/II stage companies and academic institutions, focusing on immune cell therapy development. Our revenue model encompasses subscription-based access to our InsightsTM web application, partnerships with cell therapy companies, and collaborations with equipment manufacturers to embed our AI models in new development equipment.

The company aims to be revenue generating once we hit the $200K in funding milestone.



Wet-lab verification of AI generated process recommendations

AiCella leverages cutting-edge artificial intelligence (AI) technology to generate process recommendations for cell therapy development. We don't stop at AI-generated insights; we validate these recommendations through rigorous wet-lab verification. Our hands-on approach ensures that AI-driven strategies translate into real-world, reproducible results.





SOPs with recommended best practices

AiCella provides Standard Operating Procedures (SOPs) that encompass recommended best practices for every aspect of cell therapy process development. These meticulously crafted SOPs serve as a guide for your team, facilitating the implementation of optimized processes while maintaining consistency and compliance.



Tech transfer assistance to CDMOs

We understand the importance of seamless technology transfer when transitioning from development to manufacturing or scaling up production. AiCella offers comprehensive tech transfer support, ensuring that your cell therapy processes are successfully transferred to CDMOs, guaranteeing a smooth transition, and maintaining process integrity.

Unique Assets and Collaborations

AiCella's strength lies in its proprietary IP, MVP data dashboard, and collaborations with leading institutions like Baylor College of Medicine and UCSD. These partnerships provide us with invaluable clinical trial data, enhancing our AI models' accuracy and utility.

2024 Strategic Plan and Funding Goals

To accelerate our impact, AiCella is seeking $1.235MM in funding to expand our team, enhance our platform's user interface, and bolster our marketing and legal efforts. This investment will enable us to further our mission of making advanced cancer cell therapies more effective and accessible.

Due to the submission of our patent, and the roll out of our InsightsTM MVP data dashboard, the company has been recently revalued at $10MM USD.

A Message from the CEO

Dear Friends, Partners, and Future Collaborators,

As we stand on the brink of a new era in cancer treatment, I am filled with a profound sense of purpose and optimism. At AiCella, we are not just developing technology; we are pioneering a movement that promises to redefine the boundaries of medicine, compassion, and human potential. Our journey is fueled by the belief that the most challenging battles against cancer can be won, not with brute force, but with precision, understanding, and innovation.

The core of our mission at AiCella is embodied in the InsightsTM platform, a testament to the power of artificial intelligence to unlock the mysteries of cell therapy. This isn't just about data or algorithms; it's about lives, families, and futures. It's about transforming a cancer diagnosis from a verdict into a challenge —one that we are increasingly equipped to overcome. Our vision is clear: to democratize access to the most advanced cancer treatments, making them faster, more effective, and available to all who need them. This vision is ambitious, but within our grasp, thanks to the dedication of our team, the strength of our partnerships, and the groundbreaking nature of our technology.

As we seek to raise capital to propel our mission forward, I invite you to join us in this noble endeavor. Your support is not just an investment in AiCella; it's an investment in hope, in life, and in the untold stories of those we aim to save. Together, we can turn the tide against cancer, illuminating a path to a future where no one is left in the shadows of this disease.

Thank you for considering being a part of our journey. Together, we have the power to make history and to bring light to the darkest of challenges. Let's embrace this opportunity to change the world, one cell at a time.

Warmest regards,

Geoffrey Stephens, PhD

Founder and CEO, AiCella

Conclusion

AiCella stands at the forefront of a new era in cancer treatment. By leveraging AI to de-risk and optimize the development of cell therapies, we're not just envisioning a future where cancer can be effectively combated—we're actively building it. Join us in revolutionizing the fight against cancer, one cell at a time.